Foresight Acquisition Corp.

233 N. Michigan Avenue

Suite 1410

Chicago, IL 60601

February 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

RE:	Foresight Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-251978) (the “Registration Statement”)

Dear Ms. Barberena-Meissner:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on February 9, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

FORESIGHT ACQUISITION CORP.

By:	/s/ Michael Balkin
Name: Michael Balkin
Title: Chief Executive Officer